May 24, 2006


Via U.S. Mail

Michael Klayko
Chief Executive Officer
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA  95110

	Re:	Brocade Communications Systems, Inc.
		Schedule TO-I filed May 12, 2006
		Amendment No. 1 to Schedule TO-I filed May 19, 2006
		SEC File No. 5-56977

Dear Mr. Klayko:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule TO
Exhibit (a)(1)(a) - Offer to Purchase
1. In an appropriate place in your offering materials, please advise holders that the cash consideration to be paid promptly after January
1, 2007 does not depend upon whether the eligible employee continues to be employed by Brocade or one of it`s subsidiaries through the date of payment.
2. It would appear that your ability to determine the amount of consideration you will pay to tendering holders of pre-August 13, 2003 options relies upon Lazard Freres & Co (August 11, 1995). Consistent with this relief, please advise us of the following:
* Advise us as to whether or not you will issue a press release publicly announcing the Averaged Stock Price prior to the opening of trading on the second trading day prior to the expiration of the offer;
* Advise us as to whether you can ensure that every eligible holder of options has access to your Intranet for purposes of accessing the calculator or provide them with a toll-free telephone number that security holders may contact prior to expiration of the offer to ascertain the exact amount of consideration to be received based on then prevailing market prices, and;
* Clarify whether you will be providing an estimated Averaged
Stock
Price for purposes of the calculator you are providing on your Intranet as if it had been determined on such date.
3. "Q2. Why is Brocade making this offer?" Advise us as to whether or not there are any tax, accounting or other consequences to the company if this offer is not made and the options that were granted at a discount remain outstanding. In other words, if the purpose of the offer will also avoid any adverse tax, accounting or other consequences to you, please advise holders of these consequences.
4. "Q7. What will I receive in return for my options?" In your discussion of the Post-August 14, 2003 Options Example, please revise to clarify what happens to the 2,000 shares that were vested on or before December 31, 2004. If they will continue to be vested and exercisable pursuant to their original terms, please state this.
5. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the following:
* the references to "threatened" in the first bullet point; and
* the reference to "extraordinary" in the third bullet point.

	Please revise to clarify the conditions in accordance with this comment.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

      							Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (650) 493-6811:

Katharine A. Martin, Esq.
John E. Aguirre, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, CA  94304-1050

Brocade Communications Systems, Inc.
May 24, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE